Exhibit 99.1

Polyrizon Advances Regulatory Path with Initiation of Usability Study Program for NASARIX™ Allergy Blocker

Executed in accordance with FDA human factors and usability engineering guidance, the study is intended to de-risk downstream regulatory review and support a streamlined path toward clinical development

Raanana, Israel, Jan. 22, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal protective solutions, today announced the initiation of a key usability (Human Factors) study program for its lead product candidate, NASARIX™, an innovative intranasal allergy blocker designed for broad consumer use.

The study marks an important value-inflection milestone in Polyrizon’s development roadmap and is being conducted to confirm alignment with U.S. Food and Drug Administration (FDA) requirements for critical product elements, including labeling, instructions for use, and overall user interaction. Executed in accordance with FDA human factors and usability engineering guidance, the study is intended to de-risk downstream regulatory review and support a streamlined path toward clinical development.

Successful completion of the usability program will potentially provide essential regulatory evidence supporting NASARIX™ readiness for clinical evaluation. This milestone represents an important step toward the planned initiation of Polyrizon’s clinical trials, which are expected to commence in Q3 2026, positioning the company for continued advancement along its regulatory and potential commercialization strategy.

“This usability study is a key milestone in advancing NASARIX™ toward clinical trials, which are expected to commence in Q3 2026,” said Tomer Izraeli, CEO of Polyrizon. “It underscores our commitment to FDA-aligned development, patient safety, and user-centered intranasal solutions.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its development roadmap, the planned initiation of Polyrizon’s clinical trials, which are expected to commence in Q3 2026, continued advancement along its regulatory and potential commercialization strategy and its commitment to FDA-aligned development, patient safety, and user-centered intranasal solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com